As filed with the U.S. Securities and Exchange Commission on May 25, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DIALOGIC INC.

(Exact name of registrant as specified in its charter)

Delaware	94-3409691
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1504 McCarthy Boulevard

Milpitas, California 95035

(408) 750-9400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nick Jensen

Chief Executive Officer and Chairman

Dialogic Inc.

1504 McCarthy Boulevard

Milpitas, California 95035

(408) 750-9400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nancy H. Wojtas, Esq.

James F. Fulton, Jr., Esq.

Cooley LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, California 94306-2155

(650) 843-5000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)(2)	Proposed maximum offering price per unit (3)	Proposed maximum aggregate offering price (3)	Amount of registration fee
Common Stock, $0.001 par value per share	57,971,766	$0.77	$44,638,259.82	$5,115.55

(1)	This registration statement relates to the resale by the selling stockholders named herein of up to 57,971,766 shares of common stock, par value $0.001 per share, of the Registrant, consisting of 18,000,000 shares of common stock issuable upon the exercise of warrants and 39,971,766 shares of common stock issuable upon conversion of notes, which were acquired by the selling stockholders in separate private placements that closed on March 22, 2012 and April 11, 2012, respectively.
(2)	Based upon the estimated maximum number of shares of common stock that may be sold by the selling stockholders. Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.
(3)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 promulgated under the Securities Act. The offering price per share and the aggregate offering price are based upon the average of the high and low prices of the registrant’s common stock as reported on The NASDAQ Global Market on May 18, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 25, 2012

PROSPECTUS

57,971,766 Shares

Common Stock

This prospectus relates to the disposition from time to time of up to 57,971,766 shares of our common stock, consisting of 18,000,000 shares of common stock issuable upon the exercise of warrants and 39,971,766 shares of common stock issuable upon conversion of notes, which are held by the selling stockholders named in this prospectus. The selling stockholders acquired the warrants and notes from us in connection with our debt restructuring on March 22, 2012 and a private placement of our securities on April 11, 2012, respectively, which are more fully described on page 1 of this prospectus under “Prospectus Summary—The Offering.”

The selling stockholders may resell or dispose of the shares of our common stock, or interests therein, at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers, to or through underwriters, broker-dealers, agents, or through any other means described in this prospectus under “Plan of Distribution.” The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or disposition of the shares, or interests therein. We will bear all costs, expenses and fees in connection with the registration of the shares. We will not receive any of the proceeds from the sale of these shares of our common stock by the selling stockholders. We will, however, receive the net proceeds of any warrants exercised for cash. We provide more information about how the selling stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” beginning on page 30 of this prospectus.

Our common stock is listed on The NASDAQ Global Market under the symbol “DLGC.” The last reported sale price of our common stock on May 24, 2012 was $0.79 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of this prospectus, and under similar headings in any amendment or supplements to this prospectus or as updated by any subsequent filing with the Securities and Exchange Commission that is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2012.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using the “shelf” registration process. Under this registration statement, the selling stockholders may from time to time, in one or more offerings, sell the common stock described in the prospectus.

You should rely only on the information that we have provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information and you must not rely on any unauthorized information or representation.

This document may only be used where it is legal to sell these securities. You should assume that the information appearing in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, or any sale of our common stock. Our business, financial condition and results of operations may have changed since those dates.

This prospectus and the information incorporated herein by reference contain market data, industry statistics and other data that have been obtained from, or compiled from, information made available by third parties. We have not independently verified their data. This prospectus and the information incorporated herein by reference include trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included or incorporated by reference into this prospectus are the property of their respective owners.

This prospectus and the information incorporated herein by reference contain summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the section entitled “Where You Can Find Additional Information.”

We urge you to read carefully this prospectus, together with the information incorporated herein by reference as described under the heading “Information Incorporated by Reference,” before deciding whether to invest in any of the common stock being offered.

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PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus or incorporated by reference in this prospectus, and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, including the risks of investing in our securities discussed under the heading “Risk Factors” and under similar headings in the other documents that are incorporated by reference into this prospectus. You should also carefully read the information incorporated by reference into this prospectus, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part. Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Dialogic,” “we,” “our” or similar references mean Dialogic Inc.

Dialogic Inc.

Overview

We are a leading provider of telecommunications platforms and technology that enable developers and service providers to build and deploy innovative applications without concern for the complexities of the communication medium or network. We specialize in providing products and solutions that enhance the mobile telecommunications experience. Our technology impacts over two billion mobile subscribers and our network solutions carry more than 15 billion minutes of traffic per month.

Wireless and wireline service providers use our products to transport, convert and manage data and voice traffic while enabling voice over internet protocol and other multimedia services. These service providers also utilize our underlying technology to provide innovative revenue-generating value-added services such as messaging, short message service, voice mail and conferencing which are also increasingly becoming video-enabled. Enterprises rely on our innovative products to enable the integration of internet protocol and wireless technologies and endpoints into existing communication networks, and to enable applications that serve businesses, including unified communication applications, contact center and interactive voice response/interactive voice and video response.

We sell our products to both enterprise and service provider customers and sell both directly and indirectly through distribution partners such as technology equipment manufacturers, value added resellers and other channel partners. Our customers build their enterprise telecommunications solutions, their networks, or their value-added services on our products.

Corporate Information

We were incorporated in Delaware on October 18, 2001 as Softswitch Enterprises, Inc., and subsequently changed our name to NexVerse Networks, Inc. in 2001, Veraz Networks, Inc. in 2002 and Dialogic Inc. in 2010. The address of our principal executive office is 1504 McCarthy Boulevard, Milpitas, California 95035, and our telephone number is (408) 750-9400. Our website address is www.dialogic.com. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus or part of any prospectus supplement.

The Offering

The selling stockholders named in this prospectus may offer and sell up to 57,971,766 shares of our common stock, consisting of 18,000,000 shares of common stock issuable upon the exercise of warrants and 39,971,766 shares of common stock issuable upon conversion of notes. Our common stock is currently listed on The NASDAQ Global Market under the symbol “DLGC.” Shares of common stock that may be offered in this offering, when issued and paid for, will be fully paid and non-assessable. We will not receive any of the proceeds of sales by the selling stockholders of any of the common stock covered by this prospectus. We will, however, receive the net proceeds of any warrants exercised for cash and our outstanding indebtedness represented by the notes will be cancelled upon the conversion of the notes. Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling stockholders, we are referring to the shares of common stock that may be issuable upon exercise of the warrants or conversion of the notes issued in connection with the debt restructuring and private placement described below. When we refer to the selling stockholders in this prospectus, we are referring to the holders of the warrants and notes described below who are named in this prospectus as the selling stockholders and, as applicable, any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, or other non-sale related transfer.

Debt Restructuring

On March 22, 2012, Dialogic Corporation, our wholly owned subsidiary, amended and restated its second amended and restated credit agreement dated as of October 1, 2010, or the Term Loan Agreement, with Obsidian, LLC, as agent, and Special Value Expansion Fund, LLC, Special Value Opportunities Fund, LLC and Tennenbaum Opportunities Partners V, LP, as lenders, or, together, the Term Lenders. Tennenbaum Capital Partners, LLC, or Tennenbaum, a private equity firm, manages the funds of the Term Lenders. Tennenbaum also owned approximately 6.5% of our common stock prior to this debt restructuring and the private placement described below, which interest it originally acquired in Dialogic Corporation in 2006. During the years ended December 31, 2011 and December 31, 2010, a Managing Partner for Tennenbaum also served, and continues to serve, as a member of our Board of Directors, or the Board, and during the year ended December 31, 2009, a Managing Partner for Tennenbaum also served as a member of Dialogic Corporation’s Board of Directors. In connection with entering into the Term Loan Agreement, we issued to the Term Lenders warrants, or the Warrants, to purchase 18 million shares of common stock, subject to the restrictions set forth below, pursuant to a Subscription Agreement, dated March 22, 2012, as amended, or the Subscription Agreement.

The Warrants may be exercised for a period of five years from the date of issuance at an exercise price of $1.00 per share. Under the terms of the Warrants, we are not obligated to issue shares of our common stock upon exercise of a Warrant that would result in the holder owning in excess of 19.99% of the our outstanding common stock without the approval of our stockholders.

The issuance of the Warrants was exempt from registration under the Securities Act of 1933, as amended, or the Securities Act, pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(2) and Regulation D promulgated under the Securities Act.

Private Placement

On April 11, 2012, we entered into a securities purchase agreement, as amended, or the Purchase Agreement, with accredited investors, including certain related parties, pursuant to which we issued and sold approximately $39.5 million aggregate principal amount of convertible promissory notes, as amended, or the Notes, and one share of our Series D-1 Preferred Stock, to such investors in a private placement.

The investors in the private placement included the Term Lenders, who purchased approximately $34.5 million aggregate principal amount of Notes in exchange for (i) the cancellation of approximately $33.0 million in outstanding principal under the Term Loan Agreement, approximately $3.0 million of which represents accrued but unpaid interest that was capitalized under the Term Loan Agreement on March 22, 2012, or the Interest Amount, and (ii) a prepayment premium of $1.5 million triggered by the cancellation of the outstanding debt described above. Approximately $5.0 million of the remaining aggregate principal amount of Notes was purchased by certain of the Company’s stockholders, including entities managed by Tennenbaum, ApS KBUS 17 nr. 2101, an entity affiliated with Nick Jensen, our Chief Executive Officer and a member of the Board, GW Invest ApS, an entity affiliated with Mikael Konnerup, a former member of the Board, Investcorp Bank B.S.C., an entity affiliated with Hazem Ben-Gacem, a former member of the Board, and Alex Guira, a member of the Board, EAS Series C Investments, L.P., an entity affiliated with TowerBrook Capital Partners LLC and TCP General Partner L.P., one of our principal stockholders, and Pierre McMaster, one of our principal stockholders, in exchange for the cancellation of approximately $5.0 million of Dialogic Corporation’s long-term debt held by such stockholders.

The Notes bear interest at the rate of 1% per annum, compounded annually, and are convertible into shares of our common stock. The conversion price of the Notes is generally $1.00 per share, provided that the Notes issued to the Term Lenders in exchange for the cancellation of the Interest Amount have a conversion price of $0.87 per share, in each case as adjusted for any stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination or other similar transaction. Under the terms of the Notes, the principal and all accrued but unpaid interest will automatically convert into shares of our common stock upon stockholder approval of such private placement.

Pursuant to the Purchase Agreement, as amended, we have agreed to call a meeting of the stockholders by August 15, 2012 to approve the private placement. If stockholder approval and the resulting conversion of the Notes do not occur by August 15, 2012, the outstanding principal amount and all accrued and unpaid interest under the Notes shall become due and payable on such date; however, amounts due under the Notes cannot be repaid before amounts outstanding under the Term Loan Agreement or that certain credit agreement, dated as of March 5, 2008, as amended, with Wells Fargo Foothill ULC, as administrative agent and as a lender, or the Revolving Credit Agreement. The Notes are subordinated to our outstanding loans under the Term Loan Agreement and Revolving Credit Agreement. We may not prepay such Notes prior to August 15, 2012 without the consent of the Lenders.

The issuances of the Notes and the share of our Series D-1 Preferred Stock were exempt from registration under the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(2) of and Regulation D promulgated under the Securities Act.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully review the risks and uncertainties described below, and all other information contained in or incorporated by reference in this prospectus (as supplemented and amended), before deciding whether to purchase any of the common stock being registered pursuant to the registration statement of which this prospectus is a part. Each of the risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock, and the occurrence of any of these risks might cause you to lose all or part of your investment. Moreover, the risks described are not the only ones that we face. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations.

Risks Related to Our Business

We have received a letter regarding an informal inquiry by the SEC, and cooperation with such governmental inquiry may cost significant amounts of money and require a substantial amount of management resources.

On March 28, 2011, we received a letter from the SEC informing us that the SEC was conducting an informal inquiry, or the SEC Informal Inquiry, and requesting that we preserve certain categories of records in connection with the SEC Informal Inquiry. In a follow up discussion with the SEC on March 30, 2011, the SEC informed us that the inquiry related to allegations of improper revenue recognition and potential violations of the Foreign Corrupt Practices Act of 1977, as amended, by the former Veraz Networks Inc. business during periods prior to completion of our business combination with Dialogic Corporation. Our Board of Directors, or the Board, appointed a committee to review these issues, with the aid of counsel, and to make recommendations to the Board as to what, if any, remedial actions would be appropriate. The committee engaged Sheppard Mullin Richter & Hampton LLP, or Sheppard Mullin, as outside counsel to the committee, The Board has taken the remedial actions recommended by Sheppard Mullin and the committee and we have updated and improved our compliance procedures. In addition, we produced documents to the Department of Justice, or DOJ, relating to the SEC Informal Inquiry. With our counsel, we continue to fully cooperate with the SEC and DOJ, in connection with the SEC Informal Inquiry. We have incurred and may continue to incur significant costs related to the SEC Informal Inquiry, which will have a material adverse effect on our financial condition and results of operations. Further, the SEC Informal Inquiry has caused and may continue to cause a diversion of management’s time and attention which could also have a material adverse effect on our financial condition and results of operations.

The SEC Informal Inquiry may turn into a formal investigation and result in charges filed against us and in fines or penalties.

The SEC and/or DOJ may decide to turn the SEC Informal Inquiry into a formal investigation. Should they do so, criminal or civil charges could be filed against us and we could be required to pay significant fines or penalties in connection with such investigation or other governmental investigations. Any criminal or civil charges by the SEC or other governmental agency or any fines or penalties imposed by the SEC could materially harm our business, results of operations, financial position and cash flows.

We have not sustained profits and our losses could continue. Without sufficient additional capital to apply to repay our indebtedness, we may be required to significantly scale back our operations, significantly reduce our headcount, seek protection under the provisions of the U.S. Bankruptcy Code, and/or discontinue many of our activities which could negatively affect our business and prospects. Our current capital raising efforts may not be successful in raising additional capital on favorable terms, or at all.

We have experienced significant losses in the past and never sustained profits. For the three months ended March 31, 2012 and for the years ended December 31, 2011, 2010 and 2009, we recorded net losses of approximately $14.8 million, $54.8 million, $46.7 million and $37.6 million, respectively. As of March 31, 2012, we had $111.4 million in total debt outstanding. If we fail to comply with the covenants under Term Loan Agreement and the Revolving Credit Agreement, the maturity date of our outstanding indebtedness may be accelerated. In addition, under the terms of the Notes, if stockholder approval and the resulting conversion of the Notes do not occur by August 15, 2012, the outstanding principal amount and all accrued and unpaid interest under the Notes shall become due and payable on such date; provided that amounts due under the Notes cannot be repaid prior to amounts outstanding under the Term Loan Agreement and Revolving Credit Agreement.

While we believe that our current cash resources, together with anticipated product and services revenues, will be sufficient to fund our operations, including interest payments, in 2012, they may not be sufficient to fund both our operations and repayment of principal on our outstanding indebtedness in 2013 or beyond. Further, we do not anticipate having sufficient cash and cash equivalents to repay the debt should the Revolving Credit Lender or the Term Lenders accelerate the maturity date of outstanding debt or if the Notes become due and payable, and we would be forced to seek alternative sources of financing. In light of these circumstances, we may need to seek additional capital through public or private debt or equity financings or development financings.

However, there are no assurances that those efforts will be successful or that additional capital will be available on terms that do not adversely affect our existing stockholders or restrict our operations, if it is available at all. If we raise additional funds through the issuance of debt securities, these securities could have rights that are senior to holders of our common stock and could include different financial covenants, restrictions and financial ratios other than what we currently operate under. The conversion of the Notes, if it occurs, will result in substantial dilution to our stockholders and any additional equity financing would also likely be substantially dilutive to our stockholders, particularly in light of the prices at which our common stock has been recently trading. In addition, if we raise additional funds through the sale of equity securities, new investors could have rights senior to our existing stockholders. The terms of any future financings may restrict our ability to raise additional capital, which could delay or prevent the further development or marketing of our products and services. Our need to raise capital before the repayment of our debt becomes due may require us to accept terms that may harm our business or be disadvantageous to our current stockholders, particularly in light of the current illiquidity and instability in the global financial markets.

In the event of an acceleration of our obligations under the Term Loan Agreement or Revolving Credit Agreement and our failure to pay the amounts that would then become due, the Revolving Credit Lender or Term Lenders could seek to foreclose on our assets. As a result of this, or if our stockholders do not approve the Private Placement and the Notes become due and payable, we would likely need to seek protection under the provisions of the U.S. Bankruptcy Code and/or our affiliates might be required to seek protection under the provisions of applicable bankruptcy codes. In that event, we could seek to reorganize our business, or we or a trustee appointed by the court could be required to liquidate our assets. In either of these events, whether the stockholders receive any value for their shares is highly uncertain. If we needed to liquidate our assets, we might realize significantly less from them than the value that could be obtained in a transaction outside of a bankruptcy proceeding. The funds resulting from the liquidation of our assets would be used first to pay off the debt owed to secured creditors, including the Term Lenders, Revolving Credit Lender, followed by any unsecured creditors such as the holders of the Notes, before any funds would be available to pay our stockholders. If we are required to liquidate under the federal bankruptcy laws, it is unlikely that stockholders would receive any value for their shares.

Our substantial level of indebtedness could adversely affect our ability to react to changes in our business, and the terms of our debt facilities limit our ability to take a number of actions that our management might otherwise believe to be in our best interests. In addition, if we fail to comply with our covenants, the maturity date of our outstanding indebtedness could be accelerated.

Our level of indebtedness could have significant consequences to us and our investors, such as:

•	requiring substantial amounts of cash to be used for debt service, rather than other purposes, including operations;

•	limiting our ability to plan for, or react to, changes in our business and industry;

•	limiting our ability to obtain additional financing we may need to fund future working capital, capital expenditures, product development, acquisitions or other corporate requirements;

•

requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the availability of cash flow to fund working capital, capital expenditures, product development, acquisitions and other corporate requirements;

•	increasing the risk of our failing to satisfy our obligations with respect to our debt instruments and/or to comply with the financial and operating covenants;

•

influencing investor, vendor, and customer perceptions about our financial stability and limiting our ability to obtain financing, obtain optimal payment terms and discounts with vendors or maintain and acquire customers;

•	limiting our ability to meet payment obligations as set out in our agreements; and

•	increasing our vulnerability to adverse economic conditions in our industry or the economy in general.

In addition, the instruments governing our debt contain financial and other restrictive covenants, which limit our operating flexibility and could prevent us from taking advantage of business opportunities. If we fail to comply with these covenants it could result in events of default under our debt instruments that, if not cured or waived, could result in an acceleration of our debt. In the event of the acceleration of an acceleration of our obligations under our debt instruments, we do not anticipate having sufficient cash and cash equivalents to repay such debt and we would be forced to seek alternative sources of financing. If we fail to pay amounts that become due under our debt instruments, our lenders could seek to foreclose on our assets, as a result of which we would likely need to seek protection under the provisions of the U.S. Bankruptcy Code as described above.

We are dependent on revenue from mature products, including TDM products. Our success depends in large part on continued migration to IP network architecture for sales of our newer IP and IP enabled products portfolio. If the migration to IP networks does not occur or if it occurs more slowly than we expect or if sales of our newer products do not develop as expected our operating results would be harmed.

Currently, we derive a significant portion of our product revenue from TDM media processing boards. These products connect to and interact with an enterprise or service provider-based circuit switched network and support some or all of a suite of media processing features, including echo cancellation, DTMF detection, voice play and record, conferencing, fax, modem, speech integration, and monitoring. This business has been declining as networks increasingly deploy IP-based technology. This technology migration resulted in a decrease in sales of our TDM products over the last several years. If we are unable to develop substantial revenue from our newer IP-based product lines, our business and results of operations will suffer. Although we have developed a migration path to IP-based products, the TDM products remain a sizable portion of our revenue. If our migration path to IP products is unsuccessful, we may not be able to mitigate the revenue loss due to the decrease in sales of our TDM products. Moreover, decisions made with regard to product maintenance and discontinuations may result in less revenue from our TDM products.

Our IP and IP-enabled products are used by service providers and enterprises to deliver telecommunications over IP networks. Our success depends on the continued migration of customers to a single IP network architecture, which depends on a number of factors outside of our control. For example, service providers may not see the value in our new mobile backhaul bandwidth optimization products or session bandwidth controller and may decide to delay or forgo making purchases altogether. Further, existing networks include switches and other equipment that may have remaining useful lives of 20 or more years, and therefore may continue to operate reliably for a lengthy period of time. Other factors that may delay or speed the migration to IP networks include service providers’ concerns regarding initial capital outlay requirements, available capacity on legacy networks, competitive and regulatory issues, and the implementation of an enhanced services business and video model. As a result, customers may defer investing in products such as ours that are designed to migrate telecommunications systems to IP networks. If the migration to IP networks does not occur for these or other reasons, or if it occurs more slowly than we expect, our operating results will be harmed.

If we fail to maintain compliance with the continued listing requirements of The NASDAQ Global Market, our common stock may be delisted and the price of our common stock and our ability to access the capital markets could be negatively impacted.

Our common stock is currently listed on The NASDAQ Global Market. To maintain the listing of our common stock on The NASDAQ Global Market we are required to meet the continued listing requirements of The NASDAQ Global Market, or the NASDAQ Listing Standards, including, but not limited to, a minimum closing bid price of $1.00 per share, or the Bid Price Rule, and a market value of publicly held shares of at least $15.0 million, or the Market Value Rule.

On March 5, 2012, we announced that we had received a letter, dated February 28, 2012, from the NASDAQ Listing Qualifications Staff, or the Staff, notifying us that, for the last 30 consecutive business days, the bid price for our common stock had closed below the minimum $1.00 per share requirement for continued listing on The NASDAQ Global Market pursuant to the Bid Price Rule. In accordance with NASDAQ Listing Standards, we have been given 180 calendar days, or until August 27, 2012, to regain compliance. To regain compliance, the bid price for our common stock must close at $1.00 or more for a minimum of 10 consecutive business days. If we do not regain compliance with the Bid Price Rule by August 27, 2012, but apply for listing on The NASDAQ Capital Market by such date, provided we meet the initial inclusion and continued listing requirements of that market other than the $1.00 per share bid price requirement, and provide the Staff with written notice of our intention to cure the deficiency, we will be granted an additional 180 calendar day compliance period.

On March 5, 2012, we also announced that we had received a letter, dated February 28, 2012, from the Staff notifying us that, for the last 30 consecutive business days, the market value of our publicly held shares had been below the minimum $15.0 million requirement for continued listing on The NASDAQ Global Market pursuant to the Market Value Rule. In accordance with the NASDAQ Listing Standards, we were given 180 calendar days, or until August 27, 2012, to regain compliance with the Market Value Rule. To regain compliance, the market value of our publicly held shares must close at $15.0 million or more for a minimum of 10 consecutive business days. On May 7, 2012, we received a letter from the Staff indicating that the Staff had determined that, for a minimum of the last 10 consecutive business days, from April 20, 2012 to May 4, 2012, the market value of our publicly held shares has been $15.0 million or greater and that this matter is now closed.

If we do not regain compliance with the Bid Price Rule by August 27, 2012, and are not eligible for an additional compliance period at that time, the Staff will provide us a written notification that our common stock is subject to delisting. At that time, we may either apply for listing on The NASDAQ Capital Market, provided we meet the initial inclusion and continued listing requirements of that market, or appeal the Staff’s delisting determination to a Hearings Panel, or the Panel. We would remain listed pending the Panel’s decision. There can be no assurance that, if we do appeal the delisting determination by the Staff to the Panel, such appeal would be successful.

If we continue to fail to comply with the NASDAQ Listing Standards, we may consider transferring to The NASDAQ Capital Market, provided we meet the initial inclusion and continued listing requirements of that market, which is a lower tier market, or our common stock may be delisted and traded on the over-the-counter bulletin board network. Moving our listing to The NASDAQ Capital Market could adversely affect the liquidity of our common stock. If our common stock were to be delisted by NASDAQ, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our common stock;

•	a reduced amount of news and analyst coverage for us;

•	a decreased ability to issue additional securities or obtain additional financing in the future;

•	reduced liquidity for our stockholders;

•	potential loss of confidence by partners and employees; and

•	loss of institutional investor interest and fewer business development opportunities.

We cannot take certain fundamental actions without the consent of the Holder of the Series D-1 Preferred Share.

For as long as the Series D-1 Preferred Share is outstanding, the Holder will be have a number of rights, including the right to approve certain changes to the size and composition of the Board and its committees. It is possible that the interests of the Holder and the holders of our common stock may be inconsistent, resulting in the inability to obtain the consent of the Holder to matters that may be in the best interests of the common stockholders.

The price of our common stock has been highly volatile due to factors that will continue to affect the price of our stock.

Our common stock traded as high as $5.25 and as low as $0.61 per share during the twelve months ended March 31, 2012. Some of the factors leading to this volatility include:

•	fluctuations in our quarterly revenue and operating results;

•	announcements of product releases by us or our competitors;

•	announcements of acquisitions and/or partnerships by us or our competitors;

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increases in outstanding shares of our common stock upon exercise or conversion of derivative securities such as stock options and restricted stock units and the subsequent sale of such stock relating to the payment of taxes;

•	delays in producing finished goods inventory for shipment;

•	market conditions in the telecommunications industry;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	deviations in our operating results from the estimates of analysts;

•	additions or departures of key personnel;

•	the small public float of our outstanding common stock in the marketplace; and

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concerns about our degree of leverage, our liquidity and whether we will be able to comply with the covenants under our Term Loan Agreement and Revolving Credit Agreement and to pay debt service when due.

The price of our common stock may continue to be volatile in the future.

The demand for our solutions depends in large part on continued capital spending in the telecommunications equipment industry. A decline in demand, or a decrease or delay in capital spending by service providers, could have a material adverse effect on our results of operations.

We are exposed to the risks associated with the volatility of the U.S. and global economies, including specifically the continued volatility in certain global markets, such as Portugal, Italy, Greece, Russia and Spain where we have historically successfully sold our products. The difficulty in obtaining credit in these markets and decreased visibility regarding whether or when there will be sustained growth periods for sales of our products in these and other markets and uncertainty regarding the amount of sales, since our customers may rely on lending arrangements and/or have limited resources to finance capital technology expenditures, may have an adverse effect on our business and operations. In addition, it is expected that this recent economic turmoil and the resulting economic uncertainty will result in decreased consumer spending, which will likely reduce the need for our products from customers. Slow or negative growth in the global economy may continue to materially and adversely affect our business, financial condition, and results of operations for the foreseeable future. Our results of operations would be further adversely affected if we were to experience lower-than-anticipated order levels, cancellations of orders in backlog, extended customer delivery requirements, or pricing pressure as a result of the slowdown.

In addition to the potential decline in capital spending resulting from the volatility markets, capital spending in the telecommunications equipment industry has in the past, and may in the future, fluctuate significantly based on numerous factors, including:

•	capital spending levels of service providers;

•	competition among service providers;

•	pricing pressures in the telecommunications equipment market;

•	end user demand for new services;

•	service providers’ emphasis on generating revenues from traditional infrastructure instead of migrating to emerging networks and technologies;

•	lack of or evolving industry standards;

•	consolidation in the telecommunications industry; and

•	changes in the regulation of telecommunications services.

We cannot make assurances of the rate or extent to which the telecommunications equipment industry will grow, if at all. Demand for our solutions and our IP products in particular will depend on the magnitude and timing of capital spending by service providers as they extend and migrate their networks. Furthermore, industry growth rates may not be as forecast, resulting in spending on product development well ahead of market requirements. The telecommunications equipment industry from time to time has experienced, and appears to be currently experiencing, a downturn. In response to the current downturn, service providers have slowed their capital expenditures, and may also cancel or delay new developments, reduce their workforces and inventories and take a cautious approach to acquiring new equipment and technologies, which could have a negative impact on our business. A continued downturn in the telecommunications industry may cause our operating results to fluctuate from period to period, which also may increase the volatility of the price of our common stock and harm our business.

Although we have undertaken a concerted effort, that includes restructuring, to reduce costs, streamline our operations and reduce our overall cash burn rate, we have not had sustained profits and our losses could continue.

For the three months ended March 31, 2012 and for the year ended December 31, 2011, we used cash of $4.6 million and $10.5 million, respectively, to fund our operating activities. We have made significant efforts to reduce costs and reduce headcount and streamline operations for the last several years and continued to focus on reducing costs during 2011. In doing so we reduced head count by 60 and 59 individuals during the years ended December 31, 2011 and 2010, respectively, and reduced our number of subcontractors from five down to two. In addition, on April 18, 2012, we executed upon a restructuring plan and notified affected employees of a workforce reduction of approximately 120 full-time positions, or approximately 15% of our combined workforce. We successfully reduced quarterly operating costs from $38.6 million to $32.0 million (excluding restructuring charges) per quarter between the first quarter of 2011 and the first quarter of 2012. However, we may not be able to continue to reduce spending as planned and unanticipated costs may occur. Any restructuring efforts may not prove successful due to a variety of factors, including risks that a smaller workforce may have difficulty successfully completing research and development efforts and adequately monitoring our development and commercialization efforts. In addition, we may, in the future, decide to restructure operations and further reduce expenses by taking such measures as additional reductions in our workforce and reductions in other spending. Any restructuring places a substantial strain on remaining management and employees and on operational resources, and there is a risk that our business will be adversely affected by the diversion of management time to the restructuring efforts. There can be no assurance that, following these restructuring efforts, we will have sufficient cash resources to allow us to fund future operations or repay our outstanding indebtedness as planned.

We have no internal hardware manufacturing capabilities and depend exclusively upon contract manufacturers to manufacture our hardware products. Our failure to successfully manage our relationships with our contract manufacturers would impair our ability to deliver our products in a manner consistent with required volumes or delivery schedules, which would likely cause us to fail to meet the demands of our customers and damage our customer relationships. We reduced our number of contract manufacturers from five down to two in 2011.

We outsource the manufacturing of all of our hardware products to two subcontractors, namely Plexus Corporation and Flextronics (Israel) Limited. These contract manufacturers provide comprehensive manufacturing services, including the assembly of our products and the procurement of materials and components. Each of our contract manufacturers also builds products for other companies and may not always have sufficient quantities of inventory available or may not allocate their internal resources to fill our orders on a timely basis. Moreover, although the reduction in number of our contract manufacturers has consolidated product builds and reduced costs, it increases the risk of a greater number of orders being unfulfilled should problems occur at either subcontractor.

We have supply contracts in place with each of these subcontractors and have done our best to negotiate terms which protect our business. However, all of these contracts can be terminated by subcontractors following a reasonable notice period pursuant to the terms of each individual contract.

We do not have internal manufacturing capabilities to meet our customers’ demands and cannot assure you that we will be able to develop or contract for additional manufacturing capacity on acceptable terms on a timely basis or at all if it is needed. An inability to manufacture our products at a cost comparable to our historical costs could impact our gross margins or force us to raise prices, affecting customer relationships and our competitive position.

Qualifying a new contract manufacturer and commencing commercial scale production is expensive and time consuming and could result in a significant interruption in the supply of our products. If our contract manufacturers are not able to maintain our high standards of quality, increase capacity as needed, or are forced to shut down a factory, our ability to deliver quality products to our customers on a timely basis may decline, which would damage our relationships with customers, decrease our revenues and negatively impact our growth.

Our disclosure controls and internal control over financial reporting do not guarantee the absence of error or fraud.

Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls are also designed to ensure that the information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Internal controls over financial reporting, or Internal Controls, are procedures which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on its financial statements.

Management, with the participation of our principal executive officer and principal financial officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2011. Based on this evaluation, management concluded that the material weakness identified in connection with its evaluation of our internal controls as of December 31, 2010 had not yet been remediated. The material weakness identified as of December 31, 2010 related to a lack of sufficient accounting and finance personnel with technical accounting expertise to apply accounting requirements to non-routine and complex transactions and to perform in-depth analysis and review of accounting matters within the timeframes set by management for finalizing financial statements. While management did hire several new accounting and finance personnel during 2011 and did establish certain new processes and controls as more fully described below, as a result of the timing of when these controls were put in place in the fourth quarter of 2011, management determined that these controls were not in place for a sufficient period of time to conclude that they were operating effectively. Accordingly, management has concluded that we did not maintain effective internal control over financial reporting as of March 31, 2012 based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework.

Management has taken measures to remediate the material weakness previously identified. These measures are broadly grouped into the following categories: (a) improving finance staff, (b) implementing appropriate internal control processes and procedures, and (c) training.

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Improving finance staff: During 2011, the finance department was enhanced by the hiring of a new Chief Financial Officer (October 2011) with significant industry and U.S. public company experience; a new Director of Financial Reporting with specific responsibility for improving internal controls and overseeing SEC reporting; and a new Corporate Tax Director with significant experience in federal, state and international tax. In addition, we promoted a divisional controller with significant industry and revenue recognition experience to Corporate Controller. We continue to evaluate our personnel needs and hire talented and qualified employees as appropriate and as needed.

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Implementing appropriate internal control processes and procedures: We have steadily made improvements in our internal control processes during 2011, with more significant actions taken in the fourth quarter of 2011. Such process improvements have included, but are not limited to, the planning and ongoing implementation of a centralized electronic database of key contracts, accounting records and related documentation, increased uniformity and consistency with respect to customer contracts and related documentation, and increased level of management review of key processes, particularly the revenue cycle and sales process. In addition, we have implemented more detailed management reviews of period-end account reconciliations and analyses in the areas of accruals, inventory, revenue and related reserves, accounts receivable and stock-based compensation. During the fourth quarter, we also established a more timely and efficient financial close schedule and integrated two instances of our Oracle ERP system into one, which we expect will enhance our reporting capabilities in 2012.

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Training: In 2011, we held a controllers’ conference that provided opportunities for professional development and technical accounting education in areas such as revenue recognition, impairments, restructuring and debt. Our finance team members participate in other relevant and available courses to enhance their technical skills. We have also instituted regular weekly finance team calls to discuss accounting and finance matters and to align our goals and objectives. Further, we provide cross-training amongst members of our finance team to ensure critical processes and controls can be performed by more than one individual.

Further, management has engaged an outside consultant to further review the design effectiveness of our internal controls and perform sufficient testing to determine the operating effectiveness of internal control over financial reporting for the year ending December 31, 2012.

Our management, including our chief executive officer and chief financial officer, do not expect that our disclosure controls or Internal Controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and we cannot make assurances that any design will succeed in achieving our stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

We face intense competition from the leading telecommunications networking companies in the world as well as from emerging companies. If we are unable to compete effectively, we might not be able to achieve sufficient market penetration, revenue growth, or profitability.

Competition in the market for our products is intense. This market has historically been dominated by established telephony equipment providers such as Alcatel-Lucent. We also face competition from other telecommunications and networking companies, including Acme Packet, Inc., Audiocodes Ltd., Cisco Systems, Inc. Genband Inc., Radisys Corporation, Metaswitch Networks and Sonus Networks, Inc., among others. While some of the established competitors are exiting the market, we are seeing increasingly intense competition from Huawei Technologies Co. Ltd., which leverages its broad product portfolio and significant financial resources to compete with us for our switching business.

Many of our current and potential competitors have significantly greater selling and marketing, technical, manufacturing, financial, governmental, and other resources available to them, allowing them to offer a more diversified bundle of products and services. In some cases, our competitors have undercut the pricing of our products or provided more favorable financing terms, which has made us uncompetitive or forced us to reduce our average selling prices, negatively impacting our margins. Further, some of our competitors sell significant amounts of other products to our current and prospective customers. In addition, some potential customers when selecting equipment vendors to provide fundamental infrastructure products prefer to purchase from larger, established vendors. Our competitors’ broad product portfolios, coupled with already existing relationships, may cause our customers or potential customers to buy our competitors’ products or harm our ability to attract new customers.

To compete effectively, we must deliver innovative products that:

•	offer edge-based connection and security infrastructure products for IP networks;

•	enable fixed and mobile value-added services, including video-based services;

•	provide extremely high reliability, compression rates, and voice quality;

•	scale and deploy easily and efficiently;

•	interoperate with existing network designs and other vendors’ equipment;

•	support existing and emerging industry, national, and international standards;

•	provide effective network management;

•	are accompanied by comprehensive customer support and professional services; and

•	provide a cost-effective and space efficient solution for service providers.

Some of our competitors and potential competitors may have a number of significant advantages over us, including:

•	a longer operating history;

•	greater name recognition and marketing power;

•	preferred vendor status with our existing and potential customers;

•	significantly greater financial, technical, marketing and other resources, which allow them to respond more quickly to new or changing opportunities, technologies and customer requirements; and

•	lower cost structures.

If we are unable to compete successfully against our current and future competitors, we could experience reduced gross profit margins, price reductions, order cancellations, and loss of customers and revenues, each of which would adversely impact our business. Furthermore, existing or potential competitors may establish cooperative relationships with each other or with third parties or adopt aggressive pricing policies to gain market share.

As a result of increased competition, we could encounter significant pricing pressures and/or suffer losses in market share. These pricing pressures could result in significantly lower average selling prices for its products. We may not be able to offset the effects of any price reductions with an increase in the number of customers, cost reductions or otherwise.

Our quarterly operating results have fluctuated significantly in the past and may continue to fluctuate in the future, which could lead to volatility in the price of our common stock.

Our quarterly revenues and operating results have fluctuated significantly in the past and they may continue to fluctuate in the future due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. From our experience, customer purchases of telecommunications equipment have been unpredictable and these purchases are made as customers build out their networks, rather than regular, recurring purchases. The primary factors that may affect our quarterly revenues and results include the following:

•	fluctuation in demand for our products and the timing and size of customer orders;

•	the length and variability of the sales cycle for our products;

•	new product introductions and enhancements by our competitors and us;

•	our ability to develop, introduce, and ship new products and product enhancements that meet customer requirements in a timely manner;

•	the mix of products sold such as between NGN sales and sales of bandwidth optimization products or between service provider and enterprise markets;

•	our ability to obtain sufficient supplies of sole or limited source components;

•	our ability to attain and maintain production volumes and quality levels for our products;

•	costs related to acquisitions of complementary products, technologies, or businesses;

•	changes in our pricing policies, the pricing policies of our competitors, and the prices of the components of our products;

•	the timing of revenue recognition, amount of deferred revenues, and receivables collections;

•	difficulties or delays in deployment of customer IP networks that would delay anticipated customer purchases of additional products and services;

•	general economic conditions, as well as those specific to the telecommunications, networking, and related industries;

•	consolidation within the telecommunications industry, including acquisitions of or by our customers; and

•	the failure of certain of our customers to successfully and timely reorganize their operations, including emerging from bankruptcy.

In addition, we may be unable to recognize all of the revenue associated with certain customer contracts in the same period as the costs associated with those contracts are expensed, which could cause our quarterly gross margins, particularly our IP products’ gross margins, to fluctuate significantly. Further, U.S. GAAP may require that revenue related to certain customer contracts be delayed for periods of a year or more. This delay may cause spikes in our revenue in quarters when it is recognized and may result in deferred revenue to revenue conversion taking longer than anticipated.

A significant portion of our operating expenses are fixed in the short term. If revenues for a particular quarter are below expectations, we may not be able to reduce operating expenses proportionally for that quarter. Therefore, any such revenue shortfall would likely have a direct negative effect on our operating results for that quarter. For these and other reasons, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance.

We believe it possible that in some future quarters, our operating results may be below the expectations of public market analysts and investors, which may adversely affect our stock price. A decline in the market price of our common stock could cause our stockholders to lose some or all of their investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, such a decline in our stock price may cause stockholders to initiate securities class action lawsuits. Whether or not meritorious, litigation brought against us could result in substantial costs and diversion of time and attention of our management. Our insurance to cover claims of this sort, if brought, may not be adequate.

The ownership of our common stock is highly concentrated, and your interests may conflict with the interests of our existing stockholders.

Our executive officers, directors (or former directors), and certain of our affiliates beneficially owned or controlled approximately 50% of our outstanding common stock as of April 30, 2012 without the warrants. If the stockholders approve the Private Placement and the Notes convert and the Warrants are exercised in full into shares of our common stock, such individuals and entities will beneficially own approximately 82% of our outstanding common stock (assuming conversion of the Notes at the current conversion price and exercise in full of outstanding warrants to purchase our common stock). Accordingly, these stockholders, acting as a group, could have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

The largest customers in the telecommunications industry have substantial negotiating leverage, which may require that we agree to terms and conditions that are less advantageous to us than the terms and conditions of our existing customer relationships, or risk limiting our ability to sell our products to these large service providers, thereby harming our operating results.

Large telecommunications service providers have substantial purchasing power and leverage negotiating contractual terms and conditions relating to their purchase of our products. As we seek to sell more products to these large telecommunications providers, we may be required to agree to less favorable terms and conditions to complete such sales, which may result in lower margins, affect the timing of the recognition of the revenue derived from these sales, and the amount of deferred revenues, each of which may have an adverse effect on our business and financial condition.

In addition, our future success depends in part on our ability to sell our products to large service providers operating complex networks that serve large numbers of subscribers and transport high volumes of traffic. The telecommunications industry historically has been dominated by a relatively small number of service providers. While deregulation and other market forces have led to an increasing number of service providers in recent years, large service providers continue to constitute a significant portion of the market for telecommunications equipment. If we fail to sell additional IP products to our large customers or to expand our customer base to include additional customers that deploy our products in large-scale networks serving significant numbers of subscribers, our revenue growth will be limited.

Consolidation or downturns in the telecommunications industry may affect demand for our products and the pricing of our products, which could limit our growth and may harm our business.

The telecommunications industry, which includes all of our customers, has experienced increased consolidation in recent years, and we expect this trend to continue. Consolidation among our customers and prospective customers may cause delays or reductions in capital expenditure plans and/or increased competitive pricing pressures as the number of available customers declines and their relative purchasing power increases in relation to suppliers. The occurrence of any of these factors, separately or in combination, may lead to decreased sales or slower than expected growth in revenues and could harm our business and operations.

The telecommunications industry is cyclical and reactive to general economic conditions. In the recent past, worldwide economic downturns, pricing pressures, and deregulation have led to consolidations and reorganizations. These downturns, pricing pressures and restructurings have been causing delays and reductions in capital and operating expenditures by many service providers. These delays and reductions, in turn, have been reducing demand for telecommunications products like ours. A continuation or subsequent recurrence of these industry patterns, as well as general domestic and foreign economic conditions and other factors that reduce spending by companies in the telecommunications industry, could harm our operating results in the future.

If we fail to anticipate and meet specific customer requirements, or if our products fail to interoperate with our customers’ existing networks or with existing and emerging industry, national, and international standards, we may not be able to retain our current customers or attract new customers.

We must effectively anticipate and adapt our business, products and services in a timely manner to meet customer requirements. We must also meet existing and emerging industry, national and international standards to meet changing customer demands. Prospective customers may require product features and capabilities that are not included in our current product offerings. The introduction of new or enhanced products also requires that we carefully manage the transition from our older products to minimize disruption in customer ordering patterns and ensure that adequate supplies of our new products can be delivered to meet anticipated customer demand. If we fail to develop products and offer services that satisfy customer requirements, or if we fail to effectively manage the transition from our older products to our new or enhanced products, our ability to create or increase demand for our products would be seriously harmed and we may lose current and prospective customers, thereby harming our business.

Many of our customers will require that our products be designed to interface with their existing networks or with existing or emerging industry, national, and international standards, each of which may have different and unique specifications. Issues caused by a failure to achieve homologation to certain standards or an unanticipated lack of interoperability between our products and these existing networks may result in significant warranty, support, and repair costs, divert the attention of our engineering personnel from our hardware and software development efforts, and cause significant customer relations problems. If our products do not interoperate with our customers’ respective networks or applicable standards, installations could be delayed or orders for our products could be cancelled, which would seriously harm our gross margins and result in the loss of revenues and/or customers.

If we do not respond rapidly to technological changes or to changes in industry standards, our products could become obsolete.

The market for IP infrastructure products and services is characterized by rapid technological change, frequent new product introductions and evolving standards. We may be unable to respond quickly or effectively to these developments. We may experience difficulties with software development, hardware design, manufacturing, marketing, or certification that could delay or prevent our development, introduction, or marketing of new products and enhancements. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies or the emergence of new industry standards could render our existing or future products obsolete. If the standards adopted are different from those that we have chosen to support, market acceptance of our products may be significantly reduced or delayed. If our products become technologically obsolete, we may be unable to sell our products in the marketplace and generate revenues, and our business could be adversely affected. Because our products are sophisticated and designed to be deployed in complex environments and in multiple locations, they may have errors or defects that we find only after full deployment. If these errors lead to customer dissatisfaction or we are unable to establish and maintain a support infrastructure and required support levels to service these complex environments, our business may be seriously harmed.

Because of the nature of some of our products, they can only be fully tested when substantially deployed in very large networks with high volumes of traffic. Some of our customers have only recently begun to commercially deploy our products or deploy our products in larger configurations and they may discover errors or defects in the software or hardware, the products may not operate as expected, or our products may not be able to function in the larger configurations required by certain customers. If we are unable to correct errors or other performance problems that may be identified after full deployment of our products, we could experience:

•	cancellation of orders or other losses of or delays in revenues;

•	loss of customers and market share;

•	harm to our reputation;

•	a failure to attract new customers or achieve market acceptance for our products;

•	increased service, support, and warranty costs and a diversion of development resources;

•	increased insurance costs and losses to our business and service provider customers; and

•	costly and time-consuming legal actions by our customers.

If we experience warranty failures that indicate either manufacturing or design deficiencies, we may suffer damages.

If we experience warranty failures we may be required to recall units in the field and/or stop producing and shipping such products until the deficiency is identified and corrected. In the event of such warranty failures, our business could be adversely affected resulting in reduced revenue, increased costs and decreased customer satisfaction. Because customers often delay deployment of a full system until they have tested the products and any defects have been corrected, we expect these revisions may cause delays in orders by our customers for our systems. Similarly, as we introduce more complex products in the future that must be tested by customers, the risk of delay in orders may intensify over time. Service provider customers have discovered errors in our products. If the costs of remediating problems experienced by our customers exceed our expected expenses, which historically have not been significant, these costs may adversely affect our operating results.

In addition, because our products are deployed in large and complex networks around the world, our customers expect us to establish a support infrastructure and maintain demanding support standards to ensure that their networks maintain high levels of availability and performance. To support the continued growth of our business, our support organization will need to provide service and support at a high level throughout the world. This will include hiring and training customer support engineers both at our primary corporate locations as well as our smaller offices in new geographies, such as Central and South America and Russia. If we are unable to provide the expected level of support and service to our customers, we could experience:

•	loss of customers and market share;

•	a failure to attract new customers in new geographies;

•	increased service, support, and warranty costs and a diversion of development resources; and

•	network performance penalties.

The long and variable sales and deployment cycles for our products may cause our operating results to vary materially, which could result in a significant unexpected revenue shortfall in any given quarter.

Our products, particularly IP switching products, have lengthy sales cycles, which typically extend from three to 12 months and may take up to two years. A customer’s decision to purchase our products often involves a significant commitment of the customer’s resources and a product evaluation and qualification process that can vary significantly in length. The length of our sales cycles also varies depending on the type of customer to which we are selling, the product being sold and the type of network in which our product will be utilized. We may incur substantial sales and marketing expenses and expend significant management effort during this time, regardless of whether we make a sale.

Even after making the decision to purchase our products, our customers may deploy our products slowly. Timing of deployment can vary widely among customers and among product types. The length of a customer’s deployment period will impact our ability to recognize revenue related to such customer’s purchase and may also directly affect the timing of any subsequent purchase of additional products by that customer. As a result of these lengthy and uncertain sales and deployment cycles for our products, it is difficult for us to predict the quarter in which our customers may purchase additional products or features from us, and our operating results may vary significantly from quarter to quarter, which may negatively affect our operating results for any given quarter.

We rely on channel partners for a significant portion of our revenue. Our failure to effectively develop and manage these third-party distributors, systems integrators, and resellers specifically and our indirect sales channel generally, or disruptions to the processes and procedures that support, our indirect sales channels, could adversely affect our ability to generate revenues from the sale of our products.

We rely on third-party distributors, systems integrators, and resellers for a significant portion of our revenue. Our revenues depend in large part on the performance of these indirect channel partners. Although many aspects of our partner relationships are contractual in nature, our arrangements with our indirect channel partners are not exclusive. Accordingly, important aspects of these relationships depend on the continued cooperation between the parties.

Many factors out of our control could interfere with our ability to market, license, implement or support our products with any of our partners, which in turn could harm our business. These factors include, but are not limited to, a change in the business strategy of one of our partners, the introduction of competitive product offerings by other companies that are sold through one of our partners, potential contract defaults by one of our partners, or changes in ownership or management of one of our distribution partners. Some of our competitors may have stronger relationships with our distribution partners than we do, and we have limited control, if any, as to whether those partners implement our products rather than our competitors’ products or whether they devote resources to market and support our competitors’ products rather than our offerings. In addition, we recognize a portion of our revenue based on a sell-through model using information provided by our partners and recognize a significant portion on a sell-in basis, particularly when selling in to established VARs, independent software vendors, technology equipment manufacturers and other partners with whom we have a significant history. If those partners provide us with inaccurate or untimely information, the amount or timing of our revenues could be adversely impacted and our operating results may be harmed.

Moreover, if we are unable to leverage our sales and support resources through our distribution partner relationships, we may need to hire and train additional qualified sales and engineering personnel. We cannot assure you, however, that we will be able to hire additional qualified sales and engineering personnel in these circumstances, and our failure to do so may restrict our ability to generate revenue or implement our products on a timely basis. Even if we are successful in hiring additional qualified sales and engineering personnel, we will incur additional costs and our operating results, including our gross margin, may be adversely affected. The loss of or reduction in sales by these resellers could reduce our revenues. If we fail to maintain relationships with these third-party resellers, fail to develop new relationships with third-party resellers in new markets, fail to manage, train, or provide incentives to existing third-party resellers effectively or if these third party resellers are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and NASDAQ Listing Standards. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. As a public company, our systems of internal controls over financial reporting will be required to be periodically assessed and reported on by management and may be subject to annual audits by our independent auditors. During the course of our evaluation, we may identify areas requiring improvement, and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and cost to us and require us to divert substantial resources, including management time, from other activities. As of December 31, 2011, we have identified a material weakness in our Internal Controls. This material weakness has not been cured as of March 31, 2012. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm the market value of our common stock. Any failure to maintain effective internal controls also could impair our ability to manage our business and harm our financial results.

Under the Sarbanes-Oxley Act and NASDAQ Listing Standards, we are required to maintain an independent board. We also expect these rules and regulations will make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be deemed independent for purposes of NASDAQ Listing Standards, and officers will be significantly curtailed.

Our international operations expose us to additional political and economic risks not faced by businesses that operate only in the United States.

We are a multinational company based in the United States with branch offices and representative offices located in many countries around the world. Our logistics group is located in Israel, the United States and Ireland and we utilize various subcontractors in the United States and Israel. We have development locations in Canada, the United States, Israel, India and the United Kingdom, and we have sales offices in many other countries, including China, India, Brazil, Russia, Israel, Singapore, Malaysia, Australia, Hong Kong, Japan, the United Kingdom, France, Spain, the Netherlands, Belgium and Slovenia. Approximately half of our sales are generated in markets outside of the Americas and we see our largest market growth occurring in foreign countries such as India, Brazil, Russia and China. As a result of all these international activities we are subject to worldwide economic and market condition risks generally associated with global trade, such as fluctuating exchange rates, tariff and trade policies, domestic and foreign tax policies, foreign governmental regulations, political unrest, wars and other acts of terrorism and changes in other economic conditions. In addition our insurance on receivables applies to a lesser base of accounts due to the difficulties in obtaining coverage for accounts in some of these regions.

We may face risks associated with our international sales that could impair our ability to grow our revenues.

For the fiscal quarters ended March 31, 2012 and 2011, revenues from outside of the Americas were approximately $22.4 million and $24.6 million, respectively, or 55% and 55% of our total revenues, respectively. We intend to continue selling into our existing international markets and expand into additional international markets where we currently do not do business. If we are unable to continue to sell products effectively in these existing international markets and expand into additional new international markets, our ability to grow our business will be adversely affected. Some factors that may impact our ability to maintain our international operations and sales and/or cause our results from operations in these international markets to differ from expectations include:

•	difficulty enforcing contracts and collecting accounts receivable in foreign jurisdictions, leading to longer collection periods;

•	certification and qualification requirements relating to our products, including, by way of example, export licenses that must be obtained from the U.S. Department of Commerce;

•	the impact of recessions in economies outside the United States;

•	unexpected changes in foreign regulatory requirements, including import and export regulations, and currency exchange rates;

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certification and qualification requirements for doing business in foreign jurisdictions including both specific requirements imposed by the foreign jurisdictions and protectionist trade legislation in either the United States or other countries, such as a change in the current tariff structures, export compliance laws, trade restrictions resulting from war or terrorism, or other trade policies could adversely affect our ability to sell or to manufacture in international markets as well as U.S. federal and state agency restrictions imposed by the Buy American Act or the Trade Agreement Act that may apply to our products manufactured outside the United States;

•	inadequate protection for intellectual property rights in certain countries;

•	less stringent adherence to ethical and legal standards by prospective customers in certain foreign countries, including compliance with the Foreign Corrupt Practices Act of 1977, as amended;

•	potentially adverse tax or duty consequences;

•	unfavorable foreign exchange movements, particularly the continued devaluation of the U.S. dollar, which could result in decreased revenues; and

•	political and economic instability.

Additionally, as many of our customers are conducting business in emerging markets that can be unpredictable at times due to rapidly changing political and economic conditions, the judgment of management is a significant factor in determining whether an increase in the allowance for uncollectible accounts is warranted, which may negatively impact our results of operations. Management considers various factors in making such judgments, including the customer-specific circumstances as well as the general political environment, economic conditions and other relevant matters in determining the collectability of the receivables. We will record a reversal of the allowance if there is significant improvement in collection rates. Historically, the allowance has been adequate to cover the actual losses from uncollectible accounts

If we lose the services of one or more members of our current executive management team or other key employees, or if we are unable to attract additional executives or key employees, we may not be able to execute on our business strategy.

Our future success depends in large part upon the continued service of our executive management team and other key employees. In particular, Nick Jensen, the chairman of the Board and chief executive officer, Kevin Cook, our president and chief operating officer, Anthony Housefather, our executive vice president corporate affairs and general counsel and chief compliance officer, and John Hanson, our executive vice president and chief financial officer are critical to the overall management of our business as well as to the development of our culture and our strategic direction. To be successful, we must also hire, retain and motivate key employees, including those in managerial and technical, finance, marketing, and sales positions. In particular, our product generation efforts depend on hiring and retaining qualified engineers. Experienced management and technical, sales, finance, marketing and support personnel in the telecommunications and networking industries are in high demand and competition for their talents is intense.

The loss of services of any of our executives, one or more other members of our executive management or sales team or other key employees, could seriously harm our business.

We and our contract manufacturers rely on single or limited sources for the supply of some components of our products and if we fail to adequately predict our manufacturing requirements or if our supply of any of these components is disrupted, we will be unable to ship our products on a timely basis, which would likely cause us to fail to meet the demands of our customers and damage our customer relationships.

We and our contract manufacturers currently purchase several key components of our products, including commercial digital signal processors, from single or limited sources. We purchase these components on a purchase order basis. If we overestimate our component requirements, we could have excess inventory, which would increase our costs and result in write-downs harming our operating results. If we underestimate our requirements, we may not have an adequate supply, which could interrupt manufacturing of our products and result in delays in shipments and revenues.

We currently do not have long-term supply contracts with all of our component suppliers and many of them are not required to supply us with products for any specified periods, in any specified quantities, or at any set price, except as may be specified in a particular purchase order. Because the key components and assemblies of our products are complex, difficult to manufacture and require long lead times, in the event of a disruption or delay in supply, or inability to obtain products, we may not be able to develop an alternate source in a timely manner, at favorable prices, or at all. In addition, during periods of capacity constraint, we are disadvantaged compared to better capitalized companies, as suppliers may in the future choose not to do business with us or may require higher prices or less advantageous terms. A failure to find acceptable alternative sources could hurt our ability to deliver high-quality products to our customers and negatively affect our operating margins. In addition, reliance on our suppliers exposes us to potential supplier production difficulties or quality variations. Our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of key components would seriously adversely affect our ability to meet these dates and could result in legal action by our customers, loss of customers, or harm our ability to attract new customers, any of which could decrease our revenues and negatively impact our growth.

Our ability, as well as our contract manufacturers’ ability, to meet customer demand depends largely on our ability to obtain raw materials and a reduction or disruption in the availability of raw materials could negatively impact our business.

The continued global economic contraction has caused many of our component suppliers to reduce their manufacturing capacity. As the global economy improves, our component suppliers are experiencing and will continue to experience supply constraints until they expand capacity to meet increased levels of demand. These supply constraints may adversely affect the availability and lead times of components for our products. Increased lead times mean we may have to forsake flexibility in aligning its supply to customer demand changes and increase our exposure to excess inventory since we may have to order material earlier and in larger quantities. Further, supply constraints will likely result in increased overall procurement costs as we attempt to meet customer demand requirements. In addition, these supply constraints may affect our ability, as well as our contract manufacturers’ ability, to meet customer demand and thus result in missed sales opportunities and a loss of market share, negatively impacting revenues and our overall operating results.

Failure to manage expenses and inventory risks associated with meeting the demands of our customers may adversely affect our business or results of operations.

To meet customer demand for our products, we place orders with our contract manufacturers and suppliers based on our estimates of future sales. If actual sales differ materially from these estimates because of inaccurate forecasting or as a result of unforeseen events or otherwise, our inventory levels and expenses may be adversely affected and our business and results of operations could suffer. In addition, to remain competitive, we must continue to introduce new products and processes into our manufacturing environment. There cannot be any assurance, however, that the introduction of new products will not create obsolete inventories related to older products.

If we are not able to obtain necessary licenses of third-party technology at acceptable prices, or at all, our products could become obsolete.

We have incorporated third-party licensed technology into our current products. From time to time, we may be required to license additional technology from third parties to develop new products or product enhancements. Third party licenses may not be available or continue to be available to us on commercially reasonable terms or at all. The inability to maintain or re-license any third party licenses required in our current products, or to obtain any new third-party licenses to develop new products and product enhancements, could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from making these products or enhancements, any of which could seriously harm the competitiveness of our products.

Failures by our strategic partners or by us in integrating our products with those provided by our strategic partners could seriously harm our business.

Our solutions include the integration of products supplied by strategic partners, who offer complementary products and services. We expect to further integrate our IP Products with such partner products and services in the future. We rely on these strategic partners in the timely and successful deployment of our solutions to our customers. If the products provided by these partners have defects or do not operate as expected, if we do not effectively integrate and support products supplied by these strategic partners, or if these strategic partners fail to be able to support products, we may have difficulty with the deployment of our solutions, which may result in:

•	a loss of or delay in recognizing revenues;

•	increased service, support, and warranty costs and a diversion of development resources; and

•	network performance penalties.

In addition to cooperating with our strategic partners on specific customer projects, we also may compete in some areas with these same partners. If these strategic partners fail to perform or choose not to cooperate with us on certain projects, in addition to the effects described above, we could experience:

•	a loss of customers and market share; and

•	a failure to attract new customers or achieve market acceptance for our products.

If we are unable to protect our intellectual property, we may lose a valuable competitive advantage or be forced to endure costly litigation.

We are a technology dependent company, and our success depends on developing and protecting our intellectual property. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. At the same time, our products are complex and are often not patentable in their entirety. We also license intellectual property from third parties and rely on those parties to maintain and protect their technology. We cannot be certain that our actions will protect our proprietary rights. Due to the nature of some of our patents and our industry, we may be unable to detect whether our patents or other IP are being infringed by third parties. Any patents owned by us may expire, be invalidated, reexamined, circumvented or challenged. The expiration or invalidation of a patent typically results in increased competition and a decline in revenue. Any of our patent applications may be challenged and not issued with the scope of the claims we seek, if at all. Our current level of indebtedness and need to raise additional capital could impact our existing and future patent and IP rights in various ways, including by resulting in some of our existing patents and patent applications being abandoned or sold, causing us to file for fewer future patent applications and/or to delay filing certain future patent applications, or causing us to be unable to enforce our patent and other IP rights to an extent that would otherwise be desired.

Changes in either patent laws or in interpretations of patent laws in the United States and other countries may materially diminish the value of our intellectual property or narrow the scope of our patent protection. For example, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law in September 2011 and includes a number of changes to United States patent law, including changes related to how patent applications are prosecuted, and may also affect patent defense, litigation, and enforcement. The U.S. Patent and Trademark Office is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act will not become effective until up to 18 months after its enactment. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business and the protection and enforcement of our intellectual property. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

If we are unable to adequately protect our technology, or if we are unable to continue to obtain or maintain licenses for protected technology from third parties, it could have a material adverse effect on our results of operations and significant impairment of intangible assets. In addition, some of our products are now designed, manufactured and sold outside of the United States and Canada. Despite the precautions we take to protect our intellectual property, this international exposure may reduce or limit protection of our intellectual property, which is more prone to design piracy outside of the United States and Canada. We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain and do not protect technology against independent developments made by third parties.

Possible third-party claims of infringement of proprietary rights against us could have a material adverse effect on our business, results of operation or financial condition.

The telecommunications industry generally and the market for IP telephony products in particular are characterized by a relatively high level of litigation based on allegations of infringement of proprietary rights. We have received in the past, and may receive in the future, inquiries from other patent holders and may become subject to claims that we infringe their intellectual property rights. We cannot assure you that we do not or might not infringe third party patents. Any parties claiming that our products infringe upon their proprietary rights, regardless of the merits of the claims and/or the underlying rights, could cause us to take action that results in expenditures of time and money to defend or settle the claims on our behalf and/or that of our customers or contract manufacturers. We may also be required to indemnify our customers and contract manufacturers for damages they suffer as a result of such infringement claims, if proven or settled. These claims, and any resulting settlement, licensing arrangement or lawsuit, if successful, could subject us to significant royalty payments or liability for damages and invalidation of our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

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stop selling, importing, incorporating, or using our products that use the challenged intellectual property in some or all regions where we would otherwise sell, import, incorporate or use such products;

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obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, in certain territories, or at all; or

•	redesign those products that use any allegedly infringing technology.

Any lawsuits regarding intellectual property rights, regardless of their success, would be time consuming, expensive to resolve, and would divert our management’s time and attention.

Regulation of the telecommunications industry could harm our operating results and future prospects.

The telecommunications industry is highly regulated and our business and financial condition could be adversely affected by the changes in the regulations relating to the telecommunications industry. Currently, there are few laws or regulations that apply directly to access to, or delivery of, voice services on IP networks. We could be adversely affected by regulation of IP networks and commerce in any country, including the United States, where we operate. Such regulations could include matters such as VoIP or using IP, encryption technology, and access charges for service providers. The adoption of such regulations could decrease demand for our products, and at the same time increase the cost of selling our products, which could have a material adverse effect on our business, operating result, and financial condition.

Compliance with regulations and standards applicable to our products may be time consuming, difficult and costly, and if we fail to comply, our product sales will decrease.

To achieve and maintain market acceptance, our products must continue to meet a significant number of regulations and standards. In the United States, our products must comply with various regulations defined by the Federal Communications Commission and Underwriters Laboratories. As these regulations and standards evolve, and if new regulations or standards are implemented, we will be required to modify our products or develop and support new versions of our products, and this will increase our costs. The failure of our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could prevent or delay introduction of our products, which could harm our business. User uncertainty regarding future policies may also affect demand for telecommunications products, including our products. Moreover, distribution partners or customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products to address these requirements and any regulatory changes could have a material adverse effect on our business, financial condition, and operating results.

Failure of our hardware products to comply with evolving industry standards and complex government regulations may prevent our hardware products from gaining wide acceptance, which may prevent us from growing our sales.

The market for network equipment products is characterized by the need to support industry standards as different standards emerge, evolve, and achieve acceptance. We will not be competitive unless we continually introduce new products and product enhancements that meet these emerging standards. Our products must comply with various domestic regulations and standards defined by agencies such as the Federal Communications Commission, in addition to standards established by governmental authorities in various foreign countries and the recommendations of the International Telecommunication Union. If we do not comply with existing or evolving industry standards or if we fail to obtain timely domestic or foreign regulatory approvals or certificates, we will not be able to sell our products where these standards or regulations apply, which may harm our business.

Production and marketing of products may subject us to environmental and other regulations. Legislation may be passed requiring our products to use environmentally friendly components, with periodic updates and modification to the requirements. For example, the European Union has adopted the Restriction of the use of certain Hazardous Substances in electrical and electronic equipment (RoHS) Directive (2002/95/EC), the RoHS recast (2011/65/EU, effective 1 Jan 2013) and periodic addition and removal of exemption to the requirements. Similar legislation has been enacted in China, Korea, and Japan and is being developed in other countries, including the United States (H.R. 2420). Our products currently meet the requirements in countries where this type of legislation is in place.

In addition, legislation may be passed that makes us responsible for the safe disposal of products at their end of life. The regulations may be a ‘take-back system’ whereby the customer can return the product to us and we must recycle/dispose of it in an environmentally safe manner or a ‘funded system’ whereby we contribute to a fund for recycling/disposing of the product by a third party. The European Union has adopted the Waste Electrical and Electronic Equipment, or WEEE Directive (2002/96/EC), which mandates funding, collection, treatment, recycling, and recovery of WEEE by producers. This legislation applies to ‘Covered Products,’ which currently include consumer electronics products. As such, our products are not subject to the current legislation. However, the catalogue of “Covered Products” may be extended and our products may become subject to such regulations. To the extent that the definition of “Covered Products” is expanded to include any products we sell, we would have to undertake considerable expense to comply. Similar legislation has been enacted by several states in the United States, China, Korea, and Japan, and is being developed in other countries.

If we fail to comply with these regulations, we may not be able to sell our products in jurisdictions where these regulations apply, which would have a material adverse effect on our results of operations.

Future interpretations of existing accounting standards could adversely affect our operating results.

U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board, the SEC, and various other bodies formed to promulgate and interpret appropriate accounting principles; especially for multiple-element arrangements. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions consummated before the announcement of a change. Due to the various risk factors and other specific requirements under U.S. GAAP for multiple-element arrangement revenue recognition, we must have very precise terms in our arrangements to recognize revenue when we initially deliver products or perform services. Negotiation of mutually acceptable terms and conditions can extend our sales cycle, and we sometimes accept terms and conditions that do not permit revenue recognition at the time of delivery.

Our failure to develop and introduce new products on a timely basis could harm our ability to attract and retain customers.

Our industry is characterized by rapidly changing technology, frequent product introductions and ongoing demands for greater speed and functionality. Therefore, we must continually design, develop and introduce new products with improved features to be competitive. To introduce these products on a timely basis we must:

•	design innovative and performance-improving features that differentiate our products from those of our competitors;

•	identify emerging technological trends in our target markets, including new standards for our products;

•	accurately define and design new products to meet market needs;

•	anticipate changes in end-user preferences with respect to our customers’ products;

•	rapidly develop and produce these products at competitive prices;

•	respond effectively to technological changes or product announcements by others; and

•	provide effective technical and post-sales support for these new products as they are deployed.

If we are not able to introduce such products on a timely basis, we may not be able to attract and retain customers, which could decrease our revenues and negatively impact our growth.

Not all new product designs ramp into production, and even if ramped into production, the timing of such production may not occur as we or our customers had estimated, or the volumes derived from such projects may not be as significant as we had estimated, each of which could have a substantial negative impact on our anticipated revenues and profitability.

Our revenue growth expectations for our next-generation products are highly dependent upon successful ramping of our design wins. In some cases there is little time between when a design win is achieved and when production level shipments begin. With many new design wins, customers may require us to provide enhanced features not on its immediate roadmap. In addition, customers may require significant time to port their own applications to our products. Adding features to our products to meet customer requests as well as porting of customer specific applications can take six to 12 months. After that, there is an additional time lag from the start of production ramp to peak revenue. Not all product designs ramp into production and, even if a product ramps into production, the volumes derived from such products and associated projects may be less than we had originally estimated. Customer projects related to design wins are sometimes canceled or delayed, or can perform below original expectations, which can adversely impact anticipated revenues and profitability. In particular, the volumes and time to production ramp associated with new design wins depend on the adoption rate of new technologies in its customers’ end markets, especially in the telecommunications networking sector. Program delays or cancellations could be more frequent during times of meaningful economic downturn.

Our business depends on conditions in the telecommunications networks and commercial systems markets. Demand in these markets can be cyclical and volatile, and any inability to sell products to these markets or forecast customer demand due to unfavorable or volatile market conditions could have a material adverse effect on our revenues and gross margin.

We derive our revenues from a number of diverse end markets, some of which are subject to significant cyclical changes in demand. We derive our revenues from both the enterprise and service provider markets, and we believe that our revenues will continue to be derived primarily from these two markets. In many instances, our products are building blocks for its customers’ products and as such, our customers are not the end-users of our products. If our customers experience adverse economic conditions in the end markets into which they sell our products, we would expect a significant reduction in spending by our customers. Some of these end markets are characterized by intense competition, rapid technological change and economic uncertainty. Our exposure to economic cyclicality and any related fluctuation in customer demand in these end markets could have a material adverse effect on its revenues and financial condition.

Increased political, economic and social instability in the Middle East may adversely affect our business and operating results.

The continued threat of terrorist activity and other acts of war or hostility, including the wars in Afghanistan and Iraq, the current violence and potential war in Syria, the ongoing uncertainty related to Iran’s nuclear ambitions and threats against Israel and the ongoing Israeli-Palestinian conflict, create uncertainty throughout the Middle East and significantly increase the political, economic, and social instability in Israel, where some of our products are manufactured and where some of our key and other employees are located. Acts of terrorism, either domestically or abroad and particularly in Israel, or a resumption of the confrontation along the northern border of Israel or any open conflict between Israel and Iran, would likely create further uncertainties and instability. To the extent terrorism, or the political, economic or social instability results in a disruption of our operations or delays in our manufacturing or shipment of our products, then our business, operating results and financial condition could be adversely affected.

Our Dialogic® I-Gate® 4000 media gateways and our DCME products are exclusively manufactured for us by Flextronics, with the DCME products being manufactured by Flextronics through our relationship with ECI. The Flextronics manufacturing facility is located in Migdal-Haemek, Israel, which is located in northern Israel. While Flextronics has other locations across the world at which our manufacturing requirements may be fulfilled, any disruption to its Israeli manufacturing capabilities in Migdal-Haemek would likely cause a material delay in our manufacturing process. If we are forced or if we decide to switch the manufacture of our products to a different Flextronics facility, the time and expense of such switch along with the increased costs, if any, of operating in another location, would adversely affect our operations. In addition, while we expect that Flextronics will have the capacity to manufacture our products at facilities outside of Israel, there can be no assurance that such capacity will be available when we require it or upon terms favorable or acceptable to us. To the extent terrorism or political, economic or social instability results in a disruption of Flextronics’ manufacturing facilities in Israel or ECI operations in Israel as they relate to our business, then our business, operating results and financial condition could be adversely affected.

In addition, any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease, and adversely affect the price of our shares. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel, Israeli companies or companies with operations in Israel. Should additional countries impose restrictions on doing business with Israel, our business, operating results and financial condition could be adversely affected.

Our operations may be disrupted by the obligations of our personnel to perform military service.

Many of our employees in Israel, including certain key employees, are obligated to perform up to one month (in some cases more) of annual military reserve duty until they reach age 45 and, in emergency circumstances, could be called to active duty. Recently, there have been call-ups of military reservists, including several of our employees, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees due to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could adversely affect our business and results of operations.

We have a material amount of intangible assets and goodwill which, if they become impaired, would result in an impairment loss.

Current accounting standards require that goodwill be evaluated for impairment at least annually and that long-lived assets such as intangible assets be evaluated periodically if there are any triggering events. We have $31.1 million of intangible assets, net and $31.2 million of goodwill as of March 31, 2012, that have originated from Dialogic Corporation’s acquisitions of Intel’s media and signaling business in 2006, EAS in 2007, and the NMS CP business acquired in 2008 and the transaction between us and Dialogic Corporation in 2010. While we have not had any impairment losses for our intangible assets and goodwill, any future impairment of our intangible assets or goodwill would have a negative impact on our operating results.

There are a number of trends and factors affecting our markets, including economic conditions in specific countries, regions and globally, which are outside our control. These trends and factors may result in increasing upward pressure on the costs of products and an overall reduction in demand.

There are trends and factors affecting our markets and our sources of supply that are beyond our control and may negatively affect our cost of sales. Such trends and factors include: adverse changes in the cost of raw commodities and increasing freight, energy, and labor costs in developing regions. Our business strategy has been to provide customers with faster time-to-market and greater value solutions to help them compete in an industry that generally faces downward pricing pressure. In addition, our competitors have in the past lowered, and may again in the future lower, prices to increase their market share, which would ultimately reduce the price we may realize from its customers. If we are unable to realize prices that allow us to continue to compete on this basis of performance, its profit margin, market share, and overall financial condition and operating results may be materially and adversely affected.

The deployment of advanced wireless networks may not proceed according to analyst projections and even if it does, the adoption of mobile video added services may not occur.

The successful deployment of advanced 3G and 4G wireless networks would significantly impact the deployment of video gateway infrastructure. Since our ability to increase revenue is partially dependent on video gateways and video media servers that attach to the advanced 3G and 4G wireless networks, delay in the deployment of 3G and 4G wireless networks would impact our ability to increase revenue. Additionally, even if the advanced wireless networks are deployed successfully, the use of mobile video value added services (including video ring tones, video with interactive voice response, video location based services and video chat) may not be widely adopted. If the deployment of advanced wireless networks does not proceed according to analyst projections or if mobile video added services are not widely adopted, the growth of our business could be negatively affected.

The success of our VoIP gateways is dependent upon the successful deployment of technology by other companies and any delay in the deployment of such technology would negatively impact the growth of our enterprise gateway business.

Our VoIP gateways are used to connect software-based IP private branch exchanges, or PBXs, such as Microsoft Office Communications Server, Microsoft Lync and IBM Sametime, which are currently in the process of being deployed, to existing legacy systems. Any delay in the deployment of the IP PBX could impact our revenues from products related to our VoIP gateways.

The conversion to certain new technology may result in some customers utilizing other products or developing their own technology.

We are in the process of converting certain of our media enabling components from a board based product to our Dialogic® PowerMedia™ Host Media Processing, or HMP, software product that can be deployed on the host central processing unit of the server. The cost of entry for an HMP based software product is significantly lower than that of a board based product. As a result, there is a risk that our board based customers may utilize alternative producers of media enabling components or develop their own software product. The loss of customers during this conversion would negatively impact our revenue and operating results.

As our product lines age, we may be required to redesign our products or make substantial purchases of end of life components.

We sell multiple product lines that have been in production for several years. In some instances the production of components that are used in the manufacturing of our products have been terminated or will be terminated. Such termination of production requires that we must either incur the additional costs of purchasing a significant amount of such components prior to their termination or we must invest in significant engineering efforts to redesign the product, either of which would adversely affect our operating results.

We anticipate that average selling prices for many of our products will decline in the future, which could adversely affect our operating results.

We expect that the price we can charge its customers for many of its products will decline as new technologies become available, as we transition to software based IP and as low cost regional providers take measures to achieve or maintain market share. If this occurs, our operating results will be adversely affected.

To respond to increasing competition and our anticipation that average-selling prices will decrease, we are attempting to reduce manufacturing costs of our new and existing products. If we do not reduce manufacturing costs and average selling prices decrease, our operating results will be adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements for purposes of these provisions, including without limitation any statements relating to:

•	our ability to repay our outstanding debt;

•	our ability to raise additional funding when needed;

•	future expectations concerning cash and cash equivalents available to us;

•	our business strategy, including whether we can successfully develop new products and the degree to which these gain market acceptance;

•	continued compliance with government regulations;

•	legislation or regulatory environments, requirements or changes adversely affecting the business in which we are engaged;

•	our ability to obtain and maintain intellectual property protection for our products;

•	the timing of initiation, progress or cancellation of significant contracts or arrangements;

•	the mix and timing of products and services sold in a particular period;

•	the impact of revenue recognition policies on the timing of both revenues and the related expenses;

•	our inability to maintain relationships with indirect channel partners;

•	the reluctance of customers to migrate to an IP network architecture;

•	fluctuations in customer demand; and

•	general economic conditions.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and “continue,” the negative of these terms and similar expressions intended to identify forward-looking statements. These statements reflect our views as of the date on which they were made with respect to future events and are based on assumptions and subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by such statements. We discuss these risks in greater detail under the heading “Risk Factors” in this prospectus. Given these risks, uncertainties and other important factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. You should carefully read this prospectus, together with the information incorporated herein by reference as described under the section entitled “Where You Can Find Additional Information,” completely and with the understanding that our actual future results may be materially different from what we expect. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our business, results of operations and financial condition.

You should rely only on information contained or incorporated by reference in this prospectus and any prospectus supplement, and the registration statement of which this prospectus is a part, including the exhibits that we have filed with the registration statement. You should understand that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in the foregoing documents by these cautionary statements.

Except as required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. You should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. Before deciding to purchase our common stock, you should carefully consider the risk factors discussed and incorporated by reference in this prospectus and any prospectus supplement.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders pursuant to this prospectus. A portion of the shares covered by this prospectus are issuable upon exercise of the Warrants to purchase our common stock. Upon any exercise of warrants for cash, the selling stockholders would pay us the exercise price of the warrants. The cash exercise price of the warrants is $1.00 per share of our common stock. We expect to use any such proceeds for working capital and other general corporate purposes. Under certain conditions set forth in the warrants, the warrants are exercisable on a cashless basis. If the warrants are exercised on a cashless basis, we would not receive any cash payment from the selling stockholders upon any exercise of the warrants. In addition, a portion of the shares covered by this prospectus are issuable upon the conversion of the Notes. Upon conversion of the Notes, if it occurs, our outstanding indebtedness represented by the Notes would be cancelled.

Each selling stockholder will pay any underwriting discounts and commissions and expenses incurred by the selling stockholder for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholder in disposing of the shares covered by this prospectus. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, fees and expenses of our counsel and accountants and up to $25,000 of the fees and expenses of one counsel selected by the selling stockholders.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon conversion of the Notes and exercise of the Warrants. For additional information regarding the issuance of the Notes and the Warrants, see “Prospectus Summary—The Offering” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Certain of the selling stockholders have a position, office or material relationship with us. Each such material relationship is described below.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of the shares of common stock held by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by the selling stockholders, based on their respective ownership of shares of common stock, Notes and Warrants, as of April 30, 2012, assuming exercise of the Warrants held by each such selling stockholder on that date but taking account of any limitations on conversion and exercise set forth therein. Because the Notes are not convertible until the Private Placement is approved by our stockholders, if it occurs, the shares issuable upon conversion of the Notes are not included in the second column.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders and does not take in account any limitations on (i) conversion of the Notes set forth therein or (ii) exercise of the Warrants set forth therein.

In accordance with the terms of a registration rights agreement with the holders of the Notes and the Warrants, this prospectus generally covers the resale of the sum of (i) the maximum number of shares of common stock issuable upon conversion of the Notes (assuming for purposes hereof that the Notes are convertible at the initial conversion price as contemplated therein and without taking into account any limitations on the conversion of the Notes set forth therein) and (ii) the maximum number of common stock issuable upon exercise of the Warrants (without taking into account any limitations on the exercise of the Warrants set forth therein), in each case, determined as if the outstanding Notes and Warrants were converted or exercised (as the case may be) in full (without regard to any limitations on conversion or exercise contained therein) as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the Notes and the exercise price of the Warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the Notes and the Warrants, the Notes will not convert into common stock and a selling stockholder may not exercise the Warrants to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 19.99% prior to our obtaining stockholder approval (see “Prospectus Summary—The Offering” above). The number of shares in the second column reflects these limitations. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Shares of Common Stock Beneficially Owned Prior to Offering (2)		Number of Shares Offered	Shares of Common Stock Beneficially Owned After Offering (2)(3)
Name and address of Selling Stockholder (1)	Number	Percent		Number	Percent

Entities Affiliated with Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, CA 90405

Special Value Expansion Fund, LLC (4)(5)	1,342,874	4.2%	7,454,977	607,388	1.9%
Special Value Opportunities Fund, LLC (5)(6)	3,182,612	9.6	17,668,297	1,439,510	4.6
Tennenbaum Opportunities Partners V, LP (5)(7)	2,832,672	8.3	28,213,462	—	*

EAS Series C Investments, L.P. (8)	2,309,445	7.3	565,378	2,309,445	7.3
430 Park Avenue
New York, NY 10022

Investcorp International Inc. (9)	6,255,817	19.9	760,716	6,255,817	19.9
280 Park Avenue
36th Floor West
New York, NY

ApS Kbus 17 nr. 2101 (10)	3,702,933	11.8	1,303,567	3,702,933	11.8
Vedbaek Strandvej 321
DK-2950, Vedbaek
Denmark

GW Invest ApS (11)	3,702,933	11.8	1,303,567	3,702,933	11.8
Virumgaardsvej 17A
DK-2830 Virum
Denmark

Pierre McMaster (12)	1,510,900	4.8	701,803	1,510,900	4.8
136 Fairways
Christchurch, Barbados

*	Less than one percent.
(1)	This table is based upon information supplied by the selling stockholders and Schedules 13D and 13G filed with the SEC.
(2)	Shares beneficially owned include shares of our common stock and shares of our common stock issuable pursuant to the Warrants held by the selling stockholders, subject to the limitations on the exercise of the Warrants set forth therein. Percentages are based on 31,497,932 shares of common stock outstanding on April 30, 2012. In calculating the percentage for each selling stockholder, the shares of common stock issuable pursuant to the Warrants are treated as shares outstanding for that selling stockholder but are not treated as outstanding for any other selling stockholder. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the selling stockholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.
(3)	The selling stockholders may offer and sell all or part of the common stock covered by this prospectus, but no estimates can be made as to the number of shares of common stock that will be held by the selling stockholders after the completion of this offering.
(4)	The shares of common stock beneficially owned prior to the offering include 735,486 shares of common stock immediately issuable upon the exercise of Warrants. The number of shares offered consists of 4,962,396 shares of common stock issuable upon the conversion of Notes and an aggregate of 2,492,582 shares of common stock issuable upon the exercise of Warrants, in each case issuable only after stockholder approval (other than the 735,486 immediately-issuable shares).
(5)	Tennenbaum serves as investment advisor to Special Value Expansion Fund, LLC, Special Value Opportunities Fund, LLC and Tennenbaum Opportunities Partners V, LP. Mr. Vig, currently a member of our Board, is a Managing Partner at Tennenbaum. Mr. Chan, currently a member of our Board, is a Principal at Tennenbaum. Messrs. Vig and Chan disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein.

(6)	The shares of common stock beneficially owned prior to the offering include 1,743,101 shares of common stock immediately issuable upon the exercise of Warrants. The number of shares offered consists of 11,760,879 shares of common stock issuable upon the conversion of Notes and an aggregate of 5,907,418 shares of common stock issuable upon the exercise of Warrants, in each case issuable only after stockholder approval (other than the 1,743,101 immediately-issuable shares).
(7)	The shares of common stock beneficially owned prior to the offering consist of 2,832,672 shares of common stock immediately issuable upon the exercise of Warrants. The number of shares offered consists of 18,613,462 shares of common stock issuable upon the conversion of Notes and an aggregate of 9,600,000 shares of common stock issuable upon the exercise of Warrants, in each case issuable only after stockholder approval (other than the 2,832,672 immediately-issuable shares).
(8)	The number of shares offered consists of shares of common stock issuable upon the conversion of Notes after stockholder approval. TowerBrook Capital Partners LLC is the general partner of TCP General Partner L.P., which is the general partner of TowerBrook Investors L.P.; therefore, TowerBrook Capital Partners LLC and TCP General Partner L.P. may be deemed to indirectly beneficially own these shares. The Managing Members of TowerBrook Capital Partners LLC are Neal Moszkowski and Ramez Sousou, who disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein.
(9)	The number of shares offered consists of 760,716 shares of common stock issuable upon the conversion of Notes after stockholder approval. Mr. Guira, currently a member of the Board, is Co-Head of Investcorp Bank B.S.C.’s Technology Investment Group for Investcorp Bank B.S.C., and Mr. Ben-Gacem, a former member of our Board, is Co-Head of Investcorp Bank B.S.C.’s Technology Investment Group. Sipco Holdings Limited is the ultimate parent of the entities that manage the Investcorp Technology Investment Group partnerships that indirectly own Eicon Dialogic Investment SRL. Mr. Guira disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(10)	The number of shares offered consists of 1,303,567 shares of common stock issuable upon the conversion of Notes after stockholder approval. Mr. Jensen, currently the Chairman of the Board and our Chief Executive Officer, owns and controls ApS Kbus 17 nr. 2101 and may be deemed to beneficially own these shares.
(11)	The number of shares offered consists of 1,303,567 shares of common stock issuable upon the conversion of Notes after stockholder approval. Mr. Konnerup, a former member of the Board, owns and controls GW Invest ApS and may be deemed to beneficially own these shares.
(12)	The number of shares offered consists of 701,803 shares issuable upon the conversion of Notes after stockholder approval.

Material Relationships with Certain Selling Stockholders

Employment Agreements

On December 30, 2010, we entered into a service agreement, or the Jensen Agreement, with Mr. Jensen, who owns and controls ApS Kbus 17 nr. 2101, effective as of October 1, 2010. The Jensen Agreement has an initial term ending on December 31, 2012, and may be renewed with the written agreement of us and Mr. Jensen. The Jensen Agreement may be terminated with six months notice by either us or Mr. Jensen, or without notice to the extent either we or Mr. Jensen materially breach the terms of the Jensen Agreement. In addition, Mr. Jensen’s employment with us will automatically terminate at the end of the month in which he reaches 70 years of age. Under the terms of the Jensen Agreement, Mr. Jensen is entitled to an annual base salary of CAD $500,000 and an annual bonus of up to 100% of his base salary at the discretion of the Board. Under the Jensen Agreement, in the event (i) we terminate the Jensen Agreement without cause or (ii) Mr. Jensen terminates the Jensen Agreement as a result of our failure to meet our obligations under the Jensen Agreement, Mr. Jensen will receive a lump-sum cash payment equal to 18 months of his then-current base salary. Pursuant to his agreement, Mr. Jensen is subject to customary confidentiality obligations during the term of employment and thereafter.

Indemnity Agreements with Executive Officers and Directors

We have entered into indemnity agreements with certain officers and directors which provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under Delaware law and our Bylaws.

Agreements with Tennenbaum Capital Partners

In connection with the Business Combination, on October 1, 2010, Dialogic Corporation entered into a second amended and restated credit agreement dated as of October 1, 2010, as amended, or the Term Loan Agreement, with Obsidian, LLC, as agent, and Special Value Expansion Fund, LLC, Special Value Opportunities Fund, LLC and Tennenbaum Opportunities Partners V, LP, as

lenders, or, collectively, the Term Lenders. Tennenbaum, a private equity firm, manages the funds of the Term Lenders. Tennenbaum also owned approximately 6.5% of our common stock as of December 31, 2011, which interest it originally acquired in Dialogic Corporation in 2006, and after stockholder approval beneficially owns approximately 65.3% of our common stock. Messrs. Chan and Vig, a Managing Partner and Principal for Tennenbaum, respectively, currently serve as members of our Board, and during the year ended December 31, 2009, a Managing Partner for Tennenbaum also served as a member of Dialogic Corporation’s board of directors. We incurred costs of $2.6 million paid to the Term Lenders in connection with the Term Loan Agreement, which was capitalized as debt issuance costs as of October 1, 2010.

As of December 31, 2011, we owed long-term debt to the Term Lenders in the amount of $89.9 million, representing the largest aggregate amount of principal outstanding during 2011, and interest payable of $3.5 million under the Term Loan Agreement. As of April 11, 2012, we owed $60.9 million in principal to the Term Lenders under the Term Loan Agreement. For the year ended December 31, 2011, we recorded interest expense of $13.2 million related to the Term Loan Agreement and $2.4 million of amortization charges for deferred debt issuance costs paid to the Term Lenders. For the year ended December 31, 2011, we paid $12.7 million related to the interest expense to the Term Lenders. We did not repay any principal to the Term Lenders in the year ended December 31, 2011.

As of December 31, 2011, the term loans bore interest, payable in cash, at a rate per annum equal to LIBOR (but in no event less than 2%) plus an applicable margin. The margin, which, as of December 31, 2011, was 11%, was based on our consolidated net leverage ratio. At December 31, 2011, the interest rate was 15% on the aggregate of the term loans. However, on March 22, 2012 we entered into a third amended and restated Term Loan Agreement as described below. Subsequently, on April 11, 2012, Dialogic Corporation, the Company and certain of our subsidiaries entered into a First Amendment to the Term Loan Agreement. Pursuant to the First Amendment, the Term Loan Agreement was amended to permit the conversion of $33.0 million of outstanding debt under the Term Loan Agreement in exchange for convertible notes as described below and a share of our Series D-1 Preferred Stock, subject to payment of a prepayment premium of $1.5 million. The Term Loan Agreement was also amended to permit us to issue additional convertible notes in a private placement, as described in greater detail below.

Stockholder Loans

At March 31, 2012 and December 31, 2011, the Company had $5.0 million and $4.8 million, respectively, in long-term debt payable to certain stockholders of the Company, or the Related Party Lenders, including the Company’s Chief Executive Officer and members of the Company’s Board of Directors, bearing interest at an annual rate of 20% compounded monthly in form of a paid in kind and repayable six months from the maturity date of the Term Loan Agreement, which, as of March 31, 2012 would be in September 2015. During each of the three months ended March 31, 2012 and 2011, the Company recorded interest expense of $0.2 million related to these stockholder loans. There are no covenants or cross default provisions associated with these stockholder loans.

In the event that the Company consummates an equity financing before the loans are repaid, the Related Party Lenders, at their option, may convert the entire stockholder loan amount, including accrued paid in kind interest payable, into equity at the same rate and terms agreed to with other investors. The stockholder loan convertible option will apply solely to the first equity financing event consummated after October 1, 2010.

As described in greater detail in the section entitled “The Offering—Private Placement,” on April 11, 2012, the stockholder loans were exchanged for Notes.

Debt Restructuring and Private Placement

We have entered into a debt restructuring as further described in the section entitled “The Offering—Debt Restructuring” and a private placement as further described in the section entitled “The Offering—Private Placement.”

PLAN OF DISTRIBUTION

This prospectus relates to the possible resale from time to time by the selling stockholders of any or all of the shares of common stock issuable upon the exercise of the Warrants issued in connection with our debt restructuring and issuable upon the conversion of the Notes issued in the private placement. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will, however, receive the net proceeds of any Warrants exercised for cash and our outstanding indebtedness represented by the Notes will be cancelled upon conversion of the Notes. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•

through the writing or settlement of options, whether such options are listed on an options exchange or otherwise, after the effective date of the registration statement of which this prospectus is a part;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	“at the market” or through market makers or into an existing market for the shares;

•	short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

•	broker-dealers may agree with a selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	through one or more underwritten offerings on a firm commitment or best efforts basis;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of common stock by other means not described in this prospectus. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the Warrants, Notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $70,616 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Cooley LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of Dialogic Inc. as of December 31, 2011 and 2010, and for the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

MATERIAL CHANGES

As of the date of his prospectus, there have been no material changes in our affairs since December 31, 2011, which have not been described in subsequent reports on Form 8-K.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are a public reporting company and file annual, quarterly and special reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered for resale by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits which are part of the registration statement. For further information with respect to us and the common stock offered for resale by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available at the SEC’s website at www.sec.gov. We maintain a website at www.dialogic.com. Information contained in or accessible through our website does not constitute a part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information in this prospectus.

We incorporate by reference into this registration statement and prospectus the documents listed below, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but prior to the termination of the offering of the shares covered by this prospectus (other than Current Reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K):

•

our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on April 16, 2012, Form 10-K/A filed with the SEC on April 30, 2012, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 15, 2012;

•	our Current Reports on Form 8-K filed with the SEC on January 6, 2012, February 6, 2012, March 5, 2012, March 28, 2012, April 13, 2012 and May 11, 2012; and

•

the description of our common stock, which is registered under Section 12 of the Exchange Act, in our registration statement on Form 8-A, filed with the SEC on April 2, 2007, including any amendments or reports filed for the purpose of updating such description.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:

Dialogic Inc.

1504 McCarthy Boulevard

Milpitas, California 95035

(408) 750-9400

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses payable by Dialogic Inc. in connection with the common stock being registered. All amounts are estimated except the SEC registration filing fee. All of the expenses below will be paid by us.

SEC registration fee	$5,116
Accounting fees and expenses	$12,000
Legal fees and expenses	$50,000
Printing and miscellaneous expenses	$3,500
Total	$70,616

Item 15.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law, or the DGCL, provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Dialogic’s amended and restated certificate of incorporation contains provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of directors and executive officers for monetary damages for breach of their fiduciary duties as a director or officer. Dialogic’s amended and restated certificate of incorporation and bylaws provide that Dialogic shall indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Dialogic has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws.

Dialogic has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of Dialogic against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The foregoing is only a general summary of certain aspects of Delaware law and Dialogic’s certificate of incorporation, as amended, and bylaws, as amended, dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Section 145 of the General Corporation Law of the State of Delaware, Dialogic’s certificate of incorporation, as amended, and Dialogic’s bylaws, as amended.

See also the undertakings set out in response to Item 17 herein.

Item 16.	Exhibits.

		Incorporated By Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

3.1	Amended and Restated Certificate of Incorporation of the Registrant	S-1/A	333-138121	3.1	1/22/2007

3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant	S-1/A	333-138121	3.2	3/30/2007

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant	8-K	001-33391	3.2	10/06/2010

3.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant	8-K	001-33391	3.3	10/06/2010

3.5	Certificate of Designations of the Series D-1 Preferred Stock of the Registrant	8-K	001-33391	3.1	4/13/2012

3.6	Amended and Restated Bylaws of the Registrant	S-1	333-138121	3.4	10/20/2006

3.7	Amendment to the Amended and Restated Bylaws of Registrant	8-K	001-33391	3.4	10/06/2010

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.5, 3.6 and 3.7.

4.2	Specimen Common Stock certificate of the Registrant	S-1/A	333-138121	4.2	3/30/2007

4.3	Amended and Restated Registration Rights Agreement	10-K	001-33391	4.3	4/16/2012

4.4	Registration Rights Agreement	8-K	001-33391	4.1	4/13/2012

4.5	Form of Warrant to Purchase Common Stock	10-K	001-33391	10.11	5/15/2012

4.6	Form of Convertible Promissory Note	8-K	001-33391	10.2	4/13/2012

5.1	Opinion of Cooley LLP					X

23.1	Consent of Independent Registered Public Accounting Firm					X

23.2	Consent of Cooley LLP					X (included in Exhibit 5.1)

24.1	Power of Attorney					X (included on signature page)

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(a), (1)(b) and (1)(c) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on May 25, 2012.

DIALOGIC INC.

By:	/s/ Nick Jensen
Nick Jensen
Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nick Jensen and John Hanson, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments and any related registration statements thereto filed pursuant to Rule 462 and otherwise), and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ NICK JENSEN Nick Jensen	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	May 25, 2012

/s/ JOHN T. HANSON John T. Hanson	Chief Financial Officer (Principal Financial and Accounting Officer)	May 25, 2012

/s/ NICK DEROMA Nick DeRoma	Director	May 25, 2012

/s/ MING HIM CHAN Ming Him Chan	Director	May 25, 2012

/s/ ALEX GUIRA Alex Guira	Director	May 25, 2012

/s/ DION JOANNOU Dion Joannou	Director	May 25, 2012

/s/ W. MICHAEL WEST W. Michael West	Director	May 25, 2012

Rajneesh Vig	Director

EXHIBIT INDEX

		Incorporated By Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

3.1	Amended and Restated Certificate of Incorporation of the Registrant	S-1/A	333-138121	3.1	1/22/2007

3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant	S-1/A	333-138121	3.2	3/30/2007

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant	8-K	001-33391	3.2	10/06/2010

3.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant	8-K	001-33391	3.3	10/06/2010

3.5	Certificate of Designations of the Series D-1 Preferred Stock of the Registrant	8-K	001-33391	3.1	4/13/2012

3.6	Amended and Restated Bylaws of the Registrant	S-1	333-138121	3.4	10/20/2006

3.7	Amendment to the Amended and Restated Bylaws of Registrant	8-K	001-33391	3.4	10/06/2010

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.5, 3.6 and 3.7.

4.2	Specimen Common Stock certificate of the Registrant	S-1/A	333-138121	4.2	3/30/2007

4.3	Amended and Restated Registration Rights Agreement	10-K	001-33391	4.3	4/16/2012

4.4	Registration Rights Agreement	8-K	001-33391	4.1	4/13/2012

4.5	Form of Warrant to Purchase Common Stock	10-Q	001-33391	10.11	5/15/2012

4.6	Form of Convertible Promissory Note	8-K	001-33391	10.2	4/13/2012

5.1	Opinion of Cooley LLP					X

23.1	Consent of Independent Registered Public Accounting Firm					X

23.2	Consent of Cooley LLP					X (included in Exhibit 5.1)

24.1	Power of Attorney					X (included on signature page)